BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer White Knight Resources Ltd. (the “Company”) Suite 922, 510 West Hastings Street Vancouver, BC V6B 1L8 Telephone: (604) 681-4462

Item 2	Date of Material Change April 6, 2005

Item 3	Press Release Date of Issuance: April 6, 2005 Place of Issuance: Vancouver, British Columbia The news release was distributed through Stockwatch.

Item 4	Summary of Material Change The Company granted incentive stock options.

Item 5	Full Description of Material Change See attached press release

Item 6	Reliance on Section 85 (2) of the Act N/A

Item 7	Omitted Information N/A

Item 8

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of April, 2005.

"Megan Cameron-Jones"
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S R E L E A S E

Vancouver, British Columbia
White Knight Resources Ltd. (TSXV – WKR)
April 6, 2005

White Knight Resources Ltd. has granted incentive stock options to an officer to purchase up to 100,000 shares at $0.67 per share for a five-year period, pursuant to its Stock Option Plan.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.